December 22, 2009
VIA EDGAR

Re:	Doral Financial Corporation Registration Statement on Form S-4
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Registrant”), we hereby submit for electronic filing by direct electronic transmission under the U.S. Securities Act of 1933, as amended, a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Registrant’s offer to exchange a number of properly tendered and accepted shares of its 7.00% Noncumulative Monthly Income Preferred Stock, Series A, 8.35% Noncumulative Monthly Income Preferred Stock, Series B, 7.25% Noncumulative Monthly Income Preferred Stock, Series C and 4.75% Perpetual Cumulative Convertible Preferred Stock for newly issued shares of its common stock, par value $0.01 per share.
     The filing fee for the S-4 Registration Statement in the amount of $6,185 has previously been deposited by wire transfer of same day funds to the Commission’s account.
     Should you have any questions on the above-referenced S-4 Registration Statement, please contact D. Rhett Brandon at (212) 455-3615 or Arjun Koshal at (212) 455-3379.
Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP